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                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280



         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.


[BELDEN LOGO]


February 5, 2004

To All Belden Employees:

Today we are announcing that Belden Inc. and Cable Design Technologies (CDT) have agreed to merge. The new company will be called Belden CDT Inc. Our two companies together will become the largest U.S.-based manufacturer of metallic cable. Both companies have strong brands in specialty electronics and data networking.

This is structured as a merger of equals. Belden shareholders will receive shares of the combined company in exchange for their Belden shares. As a result, the current shareholders of Belden will own approximately 55% of the new company, and the shareholders of CDT will own about 45% of the new company. Belden CDT Inc. will have headquarters in St. Louis.

ORGANIZATION
The Chairman of the Board of the combined company will be Bryan C. Cressey, who is presently Chairman of the Board of CDT. The President and Chief Executive Officer will be C. Baker Cunningham, who is currently the Chairman, President, and CEO of Belden. Richard K. Reece, Belden's Vice President, Finance and Chief Financial Officer, will hold the same position in the combined company. Fred Kuznik, presently the Chief Executive Officer of CDT, and George Graeber, CDT's Chief Operating Officer, will join the office of the CEO to work on integration matters.

Peter Wickman, Vice President, Operations and President, Belden Electronics Division, will be responsible for electronics products. Larrie Rose, Vice President, Operations and President, Belden Holdings, will have responsibility for Europe. Bob Matz, Vice President, Operations and President, Belden Communications, will continue to have responsibility for communications products. Peter Sheehan of CDT will have responsibility for networking products, Robert Canny of CDT will be responsible for Specialty Products, and David Harden of CDT will be responsible for West Penn Wire.


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The board of directors of the combined company will consist of five members from each company's present board.

The merger must be reviewed by regulatory authorities in the United States and other countries and must be approved by the shareholders of both companies before it takes effect. We expect that the effective date will be some time in the second quarter of 2004.

Through the merger of Belden and CDT, we plan to better serve our customers at a lower cost. We expect to save $25 million per year by reducing our combined costs. We have not determined specific plans at this time, but we will do our best to communicate these decisions to employees when decisions are made.

BELDEN COMMUNICATIONS ANNOUNCEMENT
We are also announcing today that we are seeking strategic alternatives for our North American communications business. This business has experienced a sharp and persistent fall in demand and has been losing money for the past two years. We are looking at alternative courses of action and have not yet decided what to do about this part of the business. In connection with this strategic review, we have recognized an impairment of the assets and have taken a charge of $92.4 million.

I know that you will have many questions about these important changes. Your line managers will help answer the questions that can be answered today, but please understand that there are still many details to work out. We will work to respond to all your questions as the answers become available.

I ask for your support as we work through these important transitions.



/s/ C. Baker Cunningham

Sincerely,
C. Baker Cunningham
Chairman of the Board, President, and Chief Executive Officer


                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        PARTICIPANTS IN THE TRANSACTION:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.